1.6

08003284

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Formation Capital Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 18 2008
THOMSON REUTERS

BEST AVAILABLE COPY

FILE NO. 82- 02783 FISCAL YEAR 2-29-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 6/17/08

082-02783

RECEIVED

2008 JUN 16 A 10:=9

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2-29-08
AR/S

Consolidated financial statements of

Formation Capital Corporation

February 29, 2008

Formation Capital Corporation
February 29, 2008

Table of contents

082-02783

RECEIVED

2008 JUN 16 A 10:59

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2-29-08
AR/S

Consolidated financial statements of

Formation Capital Corporation

February 29, 2008

Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Auditors' report

To the shareholders of
Formation Capital Corporation

We have audited the consolidated balance sheet of Formation Capital Corporation as at February 29, 2008 and the consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
May 14, 2008

Formation Capital Corporation

Consolidated statement of operations and comprehensive income (loss) year ended February 29, 2008

(Stated in Canadian dollars)

	Year ended February 29, 2008	Year ended February 28, 2007
	$	$
Revenue - refinery	**7,483,870**	7,584,650
Cost of revenues	**6,208,738**	6,660,326
	1,275,132	924,324
Expenses		
Stock-based compensation	**2,867,123**	593,500
Foreign exchange loss (gain)	**772,284**	(172,795)
Administration	**499,005**	397,812
Depreciation	**387,425**	542,725
Accounting and audit	**323,932**	234,565
Office	**276,827**	213,878
Advertising and promotion	**136,531**	83,447
Shareholder information	**96,639**	80,517
Legal fees	**94,501**	136,697
Management fees	**40,755**	14,874
Listing and filing fees	**35,459**	31,011
Bank charges, interest and financing costs	**22,795**	67,338
	5,553,276	2,223,569
Loss before undernoted item	**(4,278,144)**	(1,299,245)
Other income (Note 9)	**632,723**	4,873,115
Net (loss) income before taxes	**(3,645,421)**	3,573,870
Future income tax expense	**(46,158)**	-
Net (loss) income and comprehensive income (loss) for the period	**(3,691,579)**	3,573,870
Basic and diluted (loss) earnings per share	**(0.02)**	0.02
Weighted average number of shares outstanding		
Basic	**196,705,021**	166,648,666
Diluted	**203,285,249**	167,106,633

See accompanying notes to the consolidated financial statements.

Formation Capital Corporation

Consolidated statement of shareholders' equity
year ended February 29, 2008
(Stated in Canadian dollars)

	Common shares without par value		Contributed surplus	Deficit accumulated during the exploration stage	Total shareholders' equity
	Shares	Amount			
		$	$	$	$
Balance, February 28, 2005	159,212,058	55,631,626	1,609,101	(13,210,872)	44,029,855
Issuance of common shares on exercise of stock options	543,435	134,268	(46,753)	-	87,515
Exercise of share purchase warrants	2,626,525	916,751	-	-	916,751
Stock-based compensation (Note 8 (a) (iii))	-	-	752,200	-	752,200
Net loss	-	-	-	(2,274,329)	(2,274,329)
Balance, February 28, 2006	162,382,018	56,682,645	2,314,548	(15,485,201)	43,511,992
Issuance of common shares for cash	375,000	79,002	19,848	-	98,850
Issuance of common shares on exercise of stock options	2,528,085	612,737	(230,237)	-	382,500
Exercise of share purchase warrants	6,309,503	1,958,909	94,570	-	2,053,479
Stock-based compensation (Note 8 (a) (iii))	-	-	593,500	-	593,500
Net income	-	-	-	3,573,870	3,573,870
Balance, February 28, 2007	171,594,606	59,333,293	2,792,229	(11,911,331)	50,214,191
Issuance of common shares for cash	26,916,666	17,562,272	2,548,727	-	20,110,999
Share issue costs	-	(1,552,301)	-	-	(1,552,301)
Issuance of common shares on exercise of stock options	1,640,306	948,405	(443,605)	-	504,800
Exercise of share purchase warrants	3,721,555	1,584,712	(94,570)	-	1,490,142
Stock-based compensation (Note 8 (a) (iii))	-	-	2,867,123	-	2,867,123
Net income	-	-	-	(3,691,579)	(3,691,579)
Balance, February 29, 2008	203,873,133	77,876,381	7,669,904	(15,602,910)	69,943,375

Formation Capital Corporation

Consolidated balance sheet
as at February 29, 2008

(Stated in Canadian dollars)

	February 29, 2008	February 28, 2007
	$	$
Assets		
Current assets		
Cash and cash equivalents	**13,314,239**	5,777,610
Precious metals inventory (Note 4)	**5,035,741**	3,087,744
Amounts receivable	**86,855**	41,119
Prepaid expenses and deposits	**1,538,052**	122,240
	19,974,887	9,028,713
Mineral properties (Note 5)	**47,537,333**	37,635,708
Property, plant and equipment (Note 6)	**5,005,863**	4,602,853
	72,518,083	51,267,274
Liabilities		
Current liabilities		
Accounts payable	**1,602,105**	294,922
Accrued liabilities	**972,603**	758,161
	2,574,708	1,053,083
Commitments (Note 13)		
Shareholders' equity		
Share capital (Note 8)		
Authorized		
50,000,000 preferred shares without par value		
Unlimited common shares without par value		
Issued		
203,873,133 common shares (2007 - 171,594,606 shares)	**77,876,381**	59,333,293
Contributed surplus	**7,669,904**	2,792,229
Deficit, accumulated during exploration stage	**(15,602,910)**	(11,911,331)
	69,943,375	50,214,191
	72,518,083	51,267,274

Nature of operations (Note 1)

Approved by the Board

Director

Director

See accompanying notes to the consolidated financial statements.

Formation Capital Corporation

Consolidated statement of cash flows
year ended February 29, 2008

(Stated in Canadian dollars)

	Year ended February 29, 2008	Year ended February 28, 2007
	$	$
Operating activities		
Net (loss) income for the period	**(3,691,579)**	3,573,870
Items not involving cash		
Depreciation	**387,425**	542,725
Gain on sale of property, plant and equipment (Note 9)	**-**	(4,780,371)
Write-down of investments and other assets (Note 9)	**44,400**	-
Stock-based compensation	**2,867,123**	593,500
Change in working capital items (Note 11)	**(747,377)**	(372,201)
Precious metals inventory	**(1,947,997)**	634,533
	(3,088,005)	192,056
Investing activities		
Mineral property expenditures	**(9,138,571)**	(4,565,396)
Purchase of property, plant and equipment	**(790,435)**	(262,725)
Reclamation deposits	**-**	19,323
Proceeds on sale of property, plant and equipment	**-**	5,171,412
	(9,929,006)	362,614
Financing activities		
Share capital and special warrants issued for cash	**22,105,941**	2,585,979
Share and special warrant issue expenses	**(1,552,301)**	-
	20,553,640	2,585,979
Net cash inflow	**7,536,629**	3,140,649
Cash and cash equivalents, beginning of period	**5,777,610**	2,636,961
Cash and cash equivalents, end of period	**13,314,239**	5,777,610
Cash and cash equivalents are comprised of:		
Cash	**9,478,626**	671,941
Short-term investments	**3,835,613**	5,105,669
	13,314,239	5,777,610

Formation Capital Corporation

Consolidated statement of cash flows
year ended February 29, 2008

(Stated in Canadian dollars)

Supplemental disclosure of non-cash investing and financing activities

1. The following transactions are not reflected in the consolidated statement of cash flows:

   (a) During the year ended February 29, 2008:

      (i) 8,870,000 stock options valued at $2,867,123 were granted to directors, consultants and employees (Note 8 (a) (iii)).

   (b) During the year ended February 28, 2007:

      (i) 2,990,000 stock options valued at $593,500 were granted to directors, consultants and employees (Note 8 (a) (iii)).

   (c) During the year ended February 28, 2006:

      (i) 3,445,000 stock options valued at $752,200 were granted to directors, consultants and employees (Note 8 (a) (iii)).

2. Other supplementary information

	For the years ended		
	February 29, 2008	February 28, 2007	February 28, 2006
	$	$	$
Interest paid	-	-	-
Taxes paid	-	-	-
Fair value of stock options transferred to share capital on options exercised from contributed surplus	443,605	230,237	46,753
Fair value of warrants issued with common share offerings	2,168,042	945,700	-
Unpaid mineral property purchase in accounts payable and accrued liabilities	1,402,476	595,022	-

1. Nature of operations

The Company was incorporated on une 13, 1988 under the Company ct of ritish Columbia and commenced operations on that date. The Company, directly and through oint exploration ventures, is in the process of exploring its mineral properties and has not yet determined, through a bankable feasibility study, whether certain of these properties contain ore reserves which are economically recoverable. None of the Company s operations are conducted through oint venture entities.

The Company also owns a hydrometallurgical facility in Northern Idaho. The facility contains a precious metals refinery, which the Company has refurbished to process third party precious metals material. aterial is refined into high purity silver and gold bullion. This facility was originally purchased by the Company in order to process the cobalt concentrate from its U.S. operations. During the year ended February 29, 2008, this facility processed high grade silver copper material and dore and will have to be refurbished to process the cobalt concentrate.

2. Summary of significant accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian P).

(a) *Basis of consolidation*

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Formation Capital Corporation, U.S., a Nevada corporation, ssential etals Corporation, an Idaho corporation, Coronation ines imited (Coronation), a Saskatchewan company and inera Terranova S. . de C. ., a exican company.

The Company consolidates those entities which are controlled by the Company.

ariable interest entities (I s), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structure, as defined by the ccounting Standards oard in ccounting uideline (c) 15, Consolidation of ariable ntities (c 15), are entities in which e uity investors do not have the characteristics of a controlling financial interest or there is not sufficient e uity at risk for the entity to finance its activities without additional subordinated financial support. I s are sub ect to consolidation by the primary beneficiary who will absorb the ma ority of the entities expected losses and or expected residual returns. The Company believes that it does not have any I s sub ect to consolidation.

ll intercompany transactions and balances have been eliminated.

2. Summary of significant accounting policies (continued)

(b) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles re uires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant areas where management udgement is applied among others, the expected economic lives and the future operating results and net cash flows expected to result from exploitation of resource properties and related assets, the amount of proven and probable mineral reserves and income tax provisions. Significant items that re uire estimates as the basis for determining the stated amounts include inventories, trade accounts receivable, mineral property plant and e uipment, investments in non-producing properties, revenue recognition and stock based compensation. ctual results may differ from those estimates.

(c) Cash and cash equivalents

Cash and cash e uivalents consists of cash on hand, deposits in banks and highly li uid short-term investments with an original maturity of three months or less. The Company does not believe it is exposed to significant credit or interest rate risk although cash and cash e uivalents are held in excess of federally insured limits with ma or financial institutions.

(d) Inventories

Inventories of precious metals are stated at the lower of cost and net reali able value. Inventories consist substantially of silver and gold metals and includes cost of materials and direct processing costs.

(e) Mineral properties

c uisition costs of mineral properties together with direct exploration and development expenditures thereon are capitali ed in the accounts. These costs will be amorti ed using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned. ineral property costs not directly attributable to specific properties are expensed during the year.

anagement regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net reali able amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment. easurement of an impairment loss is based on the fair value of the mineral properties. n impairment in value would be indicated if the assets carrying value exceeds expected future cash flows.

For the year ended February 29, 2008 an impairment of $Nil was provided (February 28, 2007 - $Nil).

2. Summary of significant accounting policies (continued)

(f) *Property, plant and equipment*

Property, plant and e uipment are recorded at cost and the Company provides for depreciation on a declining balance basis at the rate of 5-20 per annum for buildings and 30 per annum on all other e uipment and furniture and fixtures. Costs to refurbish ac uired plant and e uipment are deferred until the assets are put into commercial production.

Property, plant and e uipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. n impairment loss is recogni ed when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of impairment loss is determined as the excess of the carrying value of the property and e uipment over their fair value.

(g) *Future income taxes*

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company s assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. anagement believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the reali ation of future tax assets and therefore the Company has fully provided for these assets.

(h) *Flow-through shares*

esource expenditure deduction for income tax purposes related to exploratory activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The Company provides for the future effect on income taxes related to flow-through shares as a reduction of share capital and an increase in future income tax liability on the date that the Company files the renouncement documents with the tax authorities to renounce the tax credits associated with the expenditure.

(i) *Stock-based compensation*

The Company follows Canadian Institute of Chartered ccountants andbook Section 3870, *Stock-Based Compensation*, which re uires that all stock-based awards made to non-employees and employees must be measured and recogni ed using fair value based method. Under this method, compensation costs, attributable to share options granted to employees, contractors, officers and directors, is measured at fair value at the grant date and recorded to stock compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration paid together with the amount previously recogni ed in contributed surplus is recorded as an increase to share capital.

2. Summary of significant accounting policies (continued)

(j) Earnings (loss) per share

asic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of common and common e uivalent shares outstanding during the period using the treasury stock method. Common e uivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants unless their effect is anti-dilutive. Common e uivalent shares excluded from the calculation of diluted earnings (loss) per share comprised 6,472,831 stock options (2007 - 3,160,000) and 107,397 share purchase warrants (2007 - 1,868,375).

(k) Asset retirement obligations

The Company estimates the present value of asset retirement obligations when the related obligation is incurred and records it as a liability with a corresponding increase in the carrying value of the related assets. The carrying value is amorti ed over the life of the related asset commencing with initial commerciali ation of the asset. The liability is accreted to the actual liability on settlement through charges each period in the statement of operations. Future site restoration costs are capitali ed as part of the carrying value of the related mineral property at its initial value and amorti ed over the mineral property s useful life based on a units-of-production method.

(l) Foreign currency translation

The Company s and its subsidiaries functional currency is the Canadian dollar. The subsidiary operations are regarded as being integrated with the parent company and therefore the temporal method of translation has been applied. onetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. evenues and expenses are also translated at rates in effect at the time of the transaction. ains and losses on translation are included in the results from operations.

(m) Revenue recognition

The Company earns mineral processing revenue from the purchase, processing and sale of minerals. evenue is recorded once the processed product is shipped, title is transferred, the amount of proceeds are determinable and collection is reasonably assured. The Company also earns refining revenue by processing silver and gold on behalf of other mining companies and precious metals commodity dealers. hen the Company does not take legal ownership of the unprocessed minerals the Company records only the processing fees associated with these refining services. The Company records these revenues when the refined metal is shipped to the customer, at which time title is transferred, the amount of proceeds are determinable and collection is reasonably assured.

(n) Derivatives

The Company periodically uses foreign exchange and commodity contract to manage exposure to fluctuations in foreign exchange rates and silver prices. Derivative positions are recorded on the balance sheet at fair value with changes in fair value recorded in operations.

(Stated in Canadian dollars)

3. Changes in accounting policies

On arch 1, 2007, the Company adopted the new accounting standards that were issued by the Canadian Institute of Chartered ccounts (CIC): Section 1530, *Comprehensive Income* Section 3855, *Financial Instruments – Recognition and Measurement* Section 3865, *Hedges* and Section 3251, *Equity.*

These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive re uirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in e uity from transactions and other events from non-owner sources. Other comprehensive income refers to items recogni ed in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles in Canada.

Under the new standards, all financial instruments are classified into one of five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. ll financial instruments, including derivatives, are included on the balance sheet and are measured either at fair market value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amorti ed cost. Subse uent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. eld for trading financial instruments are measured at fair value and all gains and losses are included in net income in the period in which they arise. vailable-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecogni ed or impaired at which time the amounts would be recorded in net income.

Upon the adoption of these standards, the Company has classified cash and cash e uivalents as held for trading, other receivables as loans and receivables and all financial liabilities as other financial liabilities. The Company enters into hedge transactions in the normal course of its operations but has elected not to use hedge accounting. s a result, based on Section 3855, *Financial Instruments – Recognition and Measurement*, these derivatives are measured at fair value at the end of each period and the gains or losses resulting from remeasurement are recogni ed in net income as gains or losses in the underlying contracts. The Company s foreign subsidiaries are regarded as being integrated with the parent so there is no recognition of other comprehensive income associated with the translation of the Company s subsidiaries. In addition, the Company has no embedded derivatives. The adoption of the New Standards did not have a material effect on the Company s financial statements at arch 1, 2007 or February 29, 2008. Net loss and comprehensive losses for the year ended February 29, 2008 is $3,691,579.

Recent Canadian GAAP announcement

Section 1535, *Capital Disclosures*

The new standard re uires disclosure of ualitative and uantitative information that enables users of financial statements to evaluate the company s ob ectives, policies and processes for managing capital. These recommendations are effective for the company s interim and annual reporting periods beginning October 1, 2007. The company has not evaluated the impact of this standard on the company s consolidated financial statements.

(Stated in Canadian dollars)

3. Changes in accounting policies (continued)

Section 3862, *Financial Instruments - Disclosures* and Section 3863, *Financial Instruments - Presentation*

In December 2006, the CIC issued andbook Sections 3862, *Financial Instruments - Disclosures*, and 3863, *Financial Instruments - Presentation*, which will replace Section 3861, *Financial Instruments - Disclosure and Presentation*. The new disclosure standard increases the emphasis on the risks associated with both recogni ed and unrecogni ed financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation re uirements and is effective for the company s interim and annual reporting periods beginning October 1, 2007. The company has not evaluated the impact of this standard on the company s consolidated financial statements.

International Financial Reporting Standards

In pril 2006, the CIC cS announced the plan to replace Canadian P with IF S for publicly accountable enterprises by 2011. The impact of the transition to IF S on the company s consolidated financial statements has not yet been determined.

4. Precious metals inventory

Inventories consist of:

	February 29, 2008	February 28, 2007
	$	$
Silver inventory	**4,679,504**	2,834,183
old inventory	**356,237**	253,561
	5,035,741	3,087,744

(Stated in Canadian dollars)

5. Mineral properties

ineral properties consist of:

	February 29, 2008	February 28, 2007
	$	$
Idaho Cobalt elt		
Idaho Cobalt Pro ect (See Schedule)	**42,929,628**	33,256,027
lack Pine	**3,248,476**	3,236,299
adger asin	**107,994**	105,616
	46,286,098	36,597,942
Other Pro ects		
orning lory allace Creek	**429,751**	414,005
I ilagro	**324,892**	293,979
ueen of the ills	**54,016**	43,979
Compass ernaghan	**215,692**	196,697
irgin iver	**97,545**	17,162
Other	**129,339**	71,944
	1,251,235	1,037,766
	47,537,333	37,635,708

(a) *Idaho Cobalt Belt*

(i) Idaho Cobalt Pro ect

The Company owns 100 interest in 164 claims which comprise the Idaho Cobalt Pro ect. The Company has exercised its lease option agreement, with a company controlled by a director, whereby the Company earned a 100 interest in certain mineral claims in Idaho by paying US$26,805 (paid) and option payments of US$2,130 per year until 2004 (paid) provided that the option payment will be reduced by US$30 for each claim the Company has elected to purchase by paying US$100 for such claim.

(Stated in Canadian dollars)

5. Mineral properties (continued)

(a) Idaho Cobalt Belt (continued)

(ii) lack Pine

The Company has a 100 interest in certain mineral claims in emhi County, Idaho.

The Company also has a lease option agreement to purchase certain mineral claims located in emhi County, Idaho which re uires annual advance royalty payments of US$400 per claim to 2006. During the year ended February 28, 1999 an amendment to the agreement was negotiated which re uires payments of nil if the average price of copper trades below US$0.85 per pound, US$200 per claim if the average price of copper trades between US$0.85 to $0.89 per pound and US$400 per claim if the average price of copper trades above US$0.90 per pound. In addition, the Company will be re uired to pay the lessors a sliding scale net smelter return royalty (NS) of between 1 and 5 based on the reali ed price of copper to a maximum of US$2,000,000 (including the option payments).

There have been no payments due since the amended agreement was concluded. During the year ended February 29, 2004 the Company again amended the option agreement to extend the term for two - five year terms, which eliminate the re uirement to make additional payments based on the price of copper, and to share on a 50 50 basis with the optioner any payments received from any prospective oint venture partner.

(iii) adger asin

The Company has a 100 interest, through staking, in these claims located in emhi County, Idaho.

(b) Other projects

(i) orning lory allace Creek

(1) orning lory

The Company has a 100 interest in certain mineral claims located in emhi, County Idaho.

The Company also has a 100 lease option on certain additional mineral claims located in the same area. During the year ended February 28, 2001, the terms of the lease option were amended to re uire annual payments based on the price of gold ranging from no payments to US$3,000. The annual minimum advance royalty payment is applied against a 3 to 5 net smelter return. total of US$45,900 (2007 - US$42,900) has been paid to date. To exercise the option, the Company must pay a total purchase price of US$1,000,000 which includes the advance annual minimum royalty payments.

(Stated in Canadian dollars)

5. Mineral properties (continued)

(b) Other projects (continued)

(i) orning lory allace Creek (continued)

(2) allace Creek

The Company has a 100 interest in certain mineral claims located in emhi County Idaho.

The Company also has a 100 lease option on certain additional mineral claims located in the same area. During the year ended February 28, 2001, the terms of the lease option were amended from a re uired minimum annual advance royalty payment of US$8,000 to annual payments based on the price of gold ranging from no payments to US$8,000. The annual minimum advance royalty payment is applied against a 3 to 5 net smelter return. To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

(ii) l ilagro

During the year ended February 28, 1998, the Company entered into a purchase option agreement whereby the Company can earn a 100 interest in the l ilagro property in Tamaulipas, exico, by making e ual semi-annual payments over four years totaling 800,000 pesos ($150,000). During the year ended February 28, 2001, a revision of the agreement allows the remaining 300,000 pesos to be paid by making e ual semi-annual payments of 50,000 pesos ($9,375) over three years. s at February 28, 2005, the total obligation has been satisfied and the Company has a 100 interest in the property.

(iii) ueen of the ills

The Company holds a 100 lease option on certain mineral claims located in emhi County, Idaho. During the year ended February 28, 2001, the terms of the lease option agreement were amended from a re uired minimum annual advance royalty payment of US$1,400 to annual payments based on the price of gold ranging from no payments to US$1,400. total of US$25,200 (2007 - US$23,800) has been paid to date. To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

(Stated in Canadian dollars)

5. Mineral properties (continued)

(b) Other projects (continued)

(iv) Compass ernaghan

(1) Compass ake

The Company granted an option whereby the optionee can earn a 70 interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee. The Company has certain participation options when the property reaches the mine development stage and will retain a sliding scale NS , between 1 and 8 , based on the price of gold. The optionee has the right to purchase one-half of the Company s net smelter returns royalty for $1,000,000. During the year ended February 28, 2006 the Company received notice that the optionee was dropping its option. The Company now owns the property 100 .

(2) ernaghan ake

The Company granted an option whereby the optionee has earned 80 interest in certain mineral claims by making certain payments (received), and completing exploration work totaling $1,000,000 (deemed completed).

The Company can participate at the 20 level, or has the option to dilute to a 7 participation level which then becomes a net profit interest. The optionee has the right to purchase all or part of the net profit interest during the first year of commercial production by paying $700,000 per percentage point which increases to $800,000 per percentage point during the second year of production.

(v) irgin iver

During the year ended February 29, 2008, the Company was advised by its oint venture partners that the first $10,000,000 exploration expenditures has been met. Formal negotiations are underway to finali e an updated oint venture agreement and to confirm expenditures. The budget for 2008 expenditures has been agreed at $5,500,000. In the year February 28, 1999, the Company entered into the original oint exploration agreement whereby the Company obtained a 2 interest carried through the first $10,000,000 of exploration expenditures and a right of first refusal to purchase an additional 8 interest in exchange for waiving all future work commitments on the ernaghan ake Pro ect thereby vesting the optionee.

(vi) Other

The Company has varying other interests of up to 100 in certain mineral claims located in Idaho, Saskatchewan, anitoba and exico.

(Stated in Canadian dollars)

6. Property, plant and equipment

			February 29, 2008
	Cost	Accumulated depreciation	Net book value
	$	$	$
and	175,463	-	175,463
Plants undergoing refurbishment	3,563,104	-	3,563,104
uildings	703,428	193,611	509,817
uipment	1,996,133	1,248,851	747,282
Office furniture and fixtures	259,579	249,382	10,197
	6,697,707	1,691,844	5,005,863

			February 28, 2007
	Cost	ccumulated depreciation	Net book value
	$	$	$
and	100,878	-	100,878
Plants undergoing refurbishment	3,253,114	-	3,253,114
uildings	448,899	138,335	310,564
uipment	1,887,488	967,809	919,679
Office furniture and fixtures	259,052	240,434	18,618
	5,949,431	1,346,578	4,602,853

The Company defers the costs associated with refurbishing and constructing its cobalt hydrometallurgical plant.

7. Income taxes

The provision for income taxes reported differs from the amounts computed by applying aggregate Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	February 29, 2008	February 28, 2007
	$	$
Statutory tax rate	34%	34
Income tax expense (recovery) computed at standard rates	1,227,000	(1,219,000)
ffect of non-deductible expenses	(966,000)	(203,000)
ffect of lower tax rates of foreign urisdictions	6,000	(389,000)
ecognition of prior period tax benefits in the period that the benefit arose	(313,158)	1,811,000
	(46,158)	-

(Stated in Canadian dollars)

7. Income taxes (continued)

The approximate tax effect of each type of temporary difference that gives rise to the Company s future tax assets and liabilities are as follows:

	February 29, 2008	February 28, 2007
	$	$
Future income tax asset		
Operating loss carry forwards	**12,936,092**	12,765,199
ess: aluation allowances	**(2,520,758)**	(2,843,354)
	10,415,334	9,921,845
Future income tax liability		
ccumulated cost base differences on assets	**(10,415,334)**	(9,921,845)
	-	-

The Company considers that it is not more likely than not that a portion of the future income tax asset will be reali ed and has therefore provided $2,520,758 (2007 - $2,843,354 2006 - $4,656,660) of a valuation allowance.

t February 29, 2008, the Company had the following loss carryforwards available to reduce future income taxes otherwise payable:

Country	mount	xpiry
	$	
United States	32,670,000	2008 - 2027
Canada	3,634,000	2008 - 2024
exico	1,000	2008 - 2017

The Company s operations are conducted in a number of countries with complex tax legislation and regulations pertaining to the Company s activities. ny reassessment of the Company s tax filings by the tax authorities may result in material ad ustments to net income or loss, tax assets and operating loss carry-forwards.

8. Share capital

(a) *Stock options*

The Company has a Stock Option Plan (the Plan) for directors, officers, employees and consultants. Under this Plan the aggregate number of common shares which may be sub ect to issuance pursuant to options granted under the Plan shall in aggregate not exceed 27,500,000 common shares. The number of shares reserved for issuance at any one time to any one person shall not exceed 5 of the outstanding shares issued within any one year period. Options granted must be exercised no later than 10 years after the date of the grant or such lesser periods as regulations re uire. ll options are sub ect to vesting restrictions as implemented by the directors. The exercise price is the fair market value of the Company s common shares at the grant date. The maximum number of common shares to be issued under the Plan reserved for issuance as at February 29, 2008 was 13,750,000. The maximum number of shares reserved for issuance to insiders may not exceed 10 of the outstanding shares issued.

(Stated in Canadian dollars)

8. Share capital (continued)

(a) Stock options (continued)

Under the Plan, an Optionee may, rather than exercise any Option to which the Optionee is then entitled pursuant to the Plan, elect to terminate such Option, in whole or in part, and, in lieu of purchasing the Optioned Shares to which the Option, or part thereof, so terminated relates, elect to exercise the right to receive that number of Optioned Shares, disregarding fractions, which, when multiplied by the eighted verage arket Price, has a value e ual to the product of the number of Optioned Shares to which the Option, or part thereof, so terminated relates, multiplied by the difference between the eighted verage arket Price determined as of the day immediately preceding the date of termination of such Option, or part thereof, and the Option Price per share of the Optioned Shares to which the Option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Optioned Shares) re uired to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company.

(i) s at February 29, 2008, outstanding and exercisable stock options were as follows:

Options outstanding	Options exercisable	xercise price	xpiry date
		$	
300,000	300,000	0.54	arch 30, 2008
115,000	115,000	0.41	anuary 02, 2009
1,885,000	1,885,000	0.40	anuary 04, 2009
240,000	240,000	0.80	une 28, 2009
170,000	170,000	0.60	October 11, 2009
2,755,000	2,755,000	0.41	anuary 04, 2010
60,000	5,000	0.62	anuary 30, 2010
4,285,000	4,285,000	0.80	une 28, 2010
2,990,000	2,990,000	0.60	October 11, 2010
650,000	650,000	0.50	December 18, 2010
300,000	119,354	0.53	December 20, 2010
13,750,000	13,514,354	0.59	

(Stated in Canadian dollars)

8. Share capital (continued)

(a) Stock options (continued)

(ii) As at February 29, 2008, outstanding, exercisable stock options were as follows:

	February 29, 2008	**Weighted average exercise price**	February 28, 2007	Weighted average exercise price
		$		$
Balance outstanding, beginning of year	**8,845,000**	**0.44**	8,510,000	0.37
Activity during the year				
Options granted	**8,870,000**	**0.70**	2,990,000	0.41
Options exercised*	**(1,640,306)**	**0.31**	(2,528,085)	0.15
Options cancelled	**(2,324,694)**	**0.62**	(76,915)	0.55
Options expired	**-**	**-**	(50,000)	0.50
Balance outstanding, end of year	**13,750,000**	**0.59**	8,845,000	0.44

(iii) During the year ended February 29, 2008, 8,870,000 (2007 – 2,990,000) stock options were issued to directors, employees and consultants. Using the fair value method to value the stock options, $2,867,123 (2007 - $593,500) was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company's share price of 65% (2007 - 70%) and a weighted average risk free rate of 4.1% (2007 – 4.2%).

* A total of 1,094,000 shares were issued to directors, officers, employees and consultants on the exercise of stock option for cash consideration of $504,800 and 546,306 shares were issued to directors, officers and employees on exercise of stock options using the cashless provisions. In conjunction with the exercise of these options using the cashless provisions 2,149,694 stock options were cancelled.

(Stated in Canadian dollars)

8. Share capital (continued)

(b) Warrants

(i) Warrants outstanding at February 29, 2008 were as follows:

Number of warrants	Exercise price	Expiry date
	$	
187,500	0.40	June 14, 2008
1,739,033	0.83	November 17, 2008
13,333,333	1.00	November 17, 2008
125,000	0.75	June 18, 2009
15,384,866	0.97	

On May 17, 2007, the Company completed a $20,000,000 private placement financing. The Company issued 26,666,666 units, each unit is comprised of one common share and one-half of one transferable common share purchase warrant, each whole common share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $1.00 per share until November 17, 2008, subject to the Company's right to accelerate the expiry date.

(ii) On December 19, 2007 the Company completed a private placement for $150,000 flow through shares. The Company issued 250,000 units at $0.60 per unit consisting of one flow through common share and one-half of one non-transferable common share purchase warrant at a price of $0.75 per share for a period of 18 months. The Company recorded the flow through shares as a deferred liability upon official renouncement of the qualifying expenditures and recorded the tax benefit of the renounced expenditures as a future income tax recovery.

(iii) The changes in warrants during the current and previous years were as follows:

	February 29, 2008	**Weighted average exercise price**	February 28, 2007	Weighted average exercise price
		$		$
Balance outstanding, beginning of year	**3,909,055**	**0.40**	38,430,812	0.51
Activity during the year				
Warrants issued	**15,197,366**	**0.98**	2,269,015	0.49
Warrants exercised	**(3,721,555)**	**0.40**	(6,309,503)	0.33
Warrants expired	**-**	**-**	(30,481,269)	0.44
Balance outstanding, end of year	**15,384,866**	**0.97**	3,909,055	0.40

(Stated in Canadian dollars)

9. Other income

	February 29, 2008	February 28, 2007
	$	$
Gain on deemed disposition	**-**	-
Gain on sale of property, plant and equipment	**-**	4,780,371
Gain on sale of investments	**-**	-
Write-down of investments	**(44,400)**	-
Interest	**677,123**	92,744
	632,723	4,873,115

On January 23, 2007, the Company reached an agreement for the sale of its tailings facility and adjacent property to a third party for US$4.5 million with extended payment terms and a neighbouring 16 acres land parcel. The Company recorded a gain of $4,780,371 on the sale of this property.

10. Segmented information

The Company operates in one operating segment, that being exploration on mineral properties and all revenues generated are located in the United states. The Company's non-current assets by geographic location are as follows:

	February 29, 2008	February 28, 2007
	$	$
Canada	**524,968**	320,017
United States	**51,693,336**	41,624,546
Mexico	**324,893**	293,998
	52,543,197	42,238,561

11. Change in working capital items

	February 29, 2008	February 28, 2007
	$	$
Amounts receivable	**(45,736)**	(15,112)
Prepaid expenses	**(1,415,812)**	20,175
Accounts payable and accrued liabilities, relating to operating items	**714,171**	(377,264)
	(747,377)	(372,201)

12. Financial instruments

(a) *Fair value*

The Company's financial instruments include cash and cash equivalents, amounts receivable and accounts payable. The carrying value of these financial instruments approximates fair value due to their short-term nature.

(b) *Financial risk*

Financial risk is risk arising from changes in interest rates and foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

(c) *Credit risk*

A substantial portion of the Company's accounts receivable are with customers in the precious metals refining industry and are subject to normal industry credit risk. The Company's customers are subject to an internal credit review to minimize risk of non-payment. The carrying value of accounts receivable reflects management's assessment of the credit risk associated with these customers.

13. Commitments

(a) The Company has certain obligations with respect to mineral property expenditures (Note 5).

(b) Pursuant to employment agreements the Company may be obligated to pay up to $2,773,693 if certain management is terminated without cause or good reason.

(c) The Company has annual operating lease commitments of approximately $50,000 for each of the next four years.

(d) The Company has certain contractual commitments related to the Idaho Cobalt Project totalling $6,841,346 to be incurred in the next fiscal year.

Formation Capital Corporation

Consolidated schedule of expenditures for Idaho Cobalt Project
year ended February 29, 2008

(Stated in Canadian dollars)

	February 29, 2008	February 28, 2007
	$	$
Idaho Cobalt Project		
Engineering and consulting	**7,110,552**	1,693,713
Permitting	**710,838**	588,989
Environment Impact Study Contract & Supervision	**691,218**	1,373,280
Communications	**459,654**	403,372
Base line studies	**428,580**	347,219
Field supplies and expenses	**119,773**	126,939
Insurance	**79,658**	45,795
General property expenses	**43,928**	61,382
Mineral property acquisition costs	**23,107**	27,656
Automobile	**5,781**	2,755
Reclamation	**512**	564
Drilling	**-**	9,253
	9,673,601	4,680,917
Expenditures, beginning of year	**33,256,027**	28,575,110
Expenditures, end of year	**42,929,628**	33,256,027

See accompanying notes to the consolidated financial statements.

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Formation Capital Corporation (the "Company") and the notes thereto, for the period ended February 29, 2008 which are prepared in accordance with Canadian Generally Accepted Accounting Principals and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise. This MD&A is prepared as of May 14, 2008.

Overview

Formation Capital Corporation (the "Company") is a mineral exploration, development and refining company listed on the Toronto Stock Exchange. The Company, either directly or indirectly through its wholly owned subsidiaries Formation Capital Corporation, U.S., Coronation Mines Ltd. and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico. In September 2005, the Company's 100% owned Essential Metals Corporation reached commercial production at its Sunshine Precious Metals Refinery. The Company's main focus is currently centered on its flagship property, the 100% owned Idaho Cobalt Project (the "ICP"), located in Lemhi County, Idaho, near the town of Salmon. Other minerals being explored for by the Company's various subsidiaries include silver, gold, copper, lead, zinc and uranium.

The ICP is a primary cobalt deposit that will be capable of producing high purity cobalt (HPC) metal suitable for critical applications in the superalloy sector. The ICP has a completed economic bankable feasibility and is now in the final permitting stages of development. Management cannot ascertain with certainty when the mine permits will be approved, however it is anticipated, based on information received to date, that the permits will be granted in the 2008 calendar year. The positive bankable feasibility study was completed in July 2007 and with the anticipated issuance of final permits and sufficient financing and bonding in place, mine construction could commence. This mine would be the only primary cobalt producer in the Western Hemisphere making Formation Capital Corporation the United States' sole integrated cobalt miner and refiner of super alloy grade HPC metal.

Highlights for year ended February 29, 2008 were:

Idaho Cobalt Project

- Agencies issue Draft Environmental Impact Statement (EIS) with public comments demonstrating strong support
- Water Right Permit received
- Agencies complete Endangered Species Act specific Biological Assessment
- Bankable Feasibility Study recommends advancement of project
- Engineering Procurement Construction Management (EPCM) contracts awarded with detailed design engineering and procurement for surface facilities 65% complete
- Long lead time mine equipment ordered
- Purchase of 3 acre staging area with 9,600 s/f building
- General Manager appointed

Big Creek Hydrometallurgical Complex

- Sunshine Refinery - Dubai Exchange Listing for Good Delivery updated
- New Furnace Package purchased to augment refinery production capacity
- Increased production of silver by 73% to 4,374,610 troy ounces
- Increased production of gold by 600% to 7,449 troy ounces
- Increase in operating margin by 39% to $1.275 million
- Pilot Plant leach and flow sheet development work demonstrate cobalt extractions in excess of 99% and copper extractions in excess 93.4%
- Hydrometallurgical plant process optimization and evaluation of equipment selection results in reduction of capital costs
- Hydrometallurgical plant engineering tasks are 15% to 20% complete with design specifications for equipment underway
- Additional senior plant metallurgist and human resources manager appointed

Other Projects

- Drilling on Virgin River Uranium Project returns highest grade intercepts to date including 10.3 meters grading 12.68% U_3O_8
- 2008 Virgin River Program budget increase of 67% over previous year to $5.5 million and second drill rig mobilized
- Mexican El Milagro Project conducted an air photo survey over entire project with future plans to interpret data to delineate future exploration targets.

Corporate

- Company completes $20,000,000 private placement at $0.75 per unit with Jennings Capital Inc.
- Proceeds of $1,490,142 received from exercise of 3,721,555 warrants
- Former Idaho Governor and Secretary of the Interior, Cecil D. Andrus joins Company's Board of Directors
- $150,000 flow through financing completed for uranium projects

Basis of Analysis

The sections that follow provide information about the important aspects of our operations and investments, on a consolidated basis, and include discussions of our results of operations, financial position and sources and uses of cash, as well as significant future commitments. In addition, we have highlighted key trends and uncertainties to the extent practical.

The content and organization of the financial and non-financial data presented in these sections are consistent with information used by our chief operating decision makers for, among other purposes, evaluating performance and allocating resources. The following discussion should be read in conjunction with the Company's audited consolidated financial statements for February 29, 2008 and notes thereto.

As part of our decision-making process we monitor many economic indicators, especially those most closely related to the demand, supply and pricing of metals, as well as the politico-economic situation in the main supplier and consumer countries. Political developments affecting metal production can change quickly in some of the major cobalt producing countries such as the Democratic Republic of Congo, Zambia, Cuba and Russia, especially in those countries that are currently coping with armed conflicts. While most economic indicators impact our operations to some degree, we are especially sensitive to capital spending in cobalt intensive industries such as the re-chargeable battery sector, aerospace, high-tech, medical prosthetics, industrial, high-temperature steels and environmental applications such as gas to liquids processes, oil desulphurization and hybrid-electric vehicles. We also monitor cobalt-related consumption expenditures of such items as computers, cell phones, paints, radial tires and stove elements.

Description of Business

The Company holds mineral exploration properties in Canada, the United States and Mexico. More recently, its 100% owned Essential Metals Corporation, has been engaged in the operation of a precious metals refining business.

The Company conducts its exploration independently as well as through joint venture agreements with third parties, although none of the Company's current operations are conducted through joint venture entities. The following is a brief discussion of the Company's major mineral exploration and development projects:

<u>Idaho Cobalt Project – Idaho, USA</u>

The Company's principal property is the Idaho Cobalt Project located in Lemhi County, Idaho, acquired through staking in 1994, where current extensive permitting efforts are underway. The Idaho Cobalt Project covers an area of approximately 2,500 acres of mining claims. The Company has exercised its lease option agreement and now owns a 100% interest in these claims. This project is not subject to any royalty.

Exploration drilling demonstrated that the permissive sequence for cobaltiferous mineralization in the Ram deposit remains open at both the north and south ends along strike and continues to remain open down dip. This represents a currently defined strike length of approximately 2,800 feet. Ore grade cobalt mineralization has been documented over 2,600 feet of strike length. The data from the Company's past drilling programs were incorporated into the Bankable Feasibility Study completed during the Company's second fiscal quarter.

The National Instrument 43-101 compliant Bankable Feasibility Study revealed the conservative base case scenario utilizing a 7.5% discount rate and a US$22.52 /lb cobalt price, returned a Net Present Value (NPV) of US$87.29 million with an Internal Rate of Return (IRR) of 22.30%. Mining methods however, may be modified and operating costs may be reduced improving NPV and IRR and capital costs may be reduced during detailed engineering and finalization of the water treatment method.

Utilizing the current spot price of cobalt metal of US$48.75 / lb a discount rate of 7.5% and the same economic model developed for the feasibility study, the NPV would be US$508.37 million with an IRR of 78.85%. Undiscounted the NPV would be US $893.34 million.

The Bankable Feasibility Study is a comprehensive engineering document designed to evaluate, among other things, the economic parameters of the deposit to the satisfaction of financiers for the purpose of securing funds for mine development.

Prior to the completion of the Bankable Feasibility Study, an updated resource estimate was completed by Mine Development & Associates (MDA) in October of 2006 as summarized in the table below.

Total Cobalt Project Resource utilizing 0.2% cut-off:

Category	Tons	% Cobalt	% Copper	Oz/ton Gold
Measured	1,840,700	0.626	0.592	0.015
Indicated	813,700	0.632	0.681	0.017
Total M&I	2,654,400	0.628	0.619	0.016
Inferred	1,121,600	0.585	0.794	0.017
Contained Metal		**46.5 million lbs**	**50.7 million lbs**	**60,500 Oz**

The resource estimate was prepared in conformance with the requirements set out in the Standards of Disclosure for Mineral Projects defined by National Instrument 43-101, under the direction of Mr. Neil Prenn, P.Eng., a Principal of MDA, who is an independent Qualified Person as defined by National Instrument 43-101. These measured and indicated resources were incorporated into the Bankable Feasibility Study.

The proven and probable mineral reserves outlined in the Bankable Feasibility Study are 2,636,200 tons with an average grade of 0.559% cobalt, 0.596% copper and 0.014 oz per ton gold, based on a cut off grade of 0.2% cobalt for a ten year mine life. The inferred resource for the ICP, not a part of this study, is 1,121,600 tons grading 0.585% cobalt, 0.794% copper and 0.017 oz per ton gold as reported in the October 2006 MDA report mentioned above.

As previously discussed, extensive permitting efforts are underway. Management cannot ascertain with certainty when the mine permits will be approved, however it is anticipated, based on information received to date, that the permits will be granted in 2008.

A draft Environmental Impact Statement (EIS) was made available to the public on February 23, 2007. On May 24, 2007, the public comment period for the draft EIS on the ICP concluded. The comments revealed strong support for the project with greater than 90% of the respondents in favour of the mine.

In October of 2007, the Blackbird Mine Site Group (BMSG) withdrew its notice of protest that it filed in January 2006 against the Company's application to the Department of Water Resources of the State of Idaho for a water right for its ICP and the Company has since obtained the final water right permit.

A Biological Assessment for the ICP was completed by the Salmon Challis National Forest Service and the Environmental Protection Agency (the Agencies) on December 26, 2007. The completion of the Biological Assessment placed the Agencies into consultation with National Marine Fisheries and the National Oceanic and Atmospheric Administration, a review process with a maximum allowable time frame of 135 days, expected to conclude in mid May 2008. The completion of this consultation will result in a Biological Opinion, which is considered the final study required to complete the final EIS. Upon completion of the final EIS by the Agencies, it is expected that a Record of Decision (ROD) will be issued concurrently. The ROD is essentially the Forest Service's approval of the project, pending the placement of an appropriate bond.

Once the final EIS and the Forest Service ROD have been issued, there is an administrative 45 day appeal period. If there are appellants, an additional administrative 45 days is allotted to allow for an appeal resolution process. The Environmental Protection Agency (EPA), a cooperating agency on the EIS, must also issue a ROD for their National Pollution Discharge Elimination System (NPDES) permit. The EPA is required to wait 30 days after the date of issuance of the final EIS before issuing the NPDES permit. The permit will become effective 30 days after the service of notice of the decision. If neither ROD is appealed, then it is feasible that, pending successful financing and with an appropriate bond in place, construction on the cobalt project could commence in late summer of 2008. Construction is expected to take between 12 and 14 months prior to the commencement of production of high purity super alloy grade cobalt metal.

This mine would be the only primary cobalt producer in the Western Hemisphere making Formation Capital Corporation the United States' sole integrated cobalt miner and refiner of high purity, superalloy grade cobalt.

The Company has made down payments on key mine equipment such as the ball mill to secure delivery for the summer and fall of 2008. The Company has also issued contracts for detailed engineering and construction management. Additional purchase orders for the tram, hydrocyclones, and flotation cells were issued and commitments to negotiate purchase orders for backfill development, design of tailing waste rock storage facility, design of roads, design of portal bench, concentrator and crusher buildings, cyclopac, thickener, fine ore bin, transformer and crush plant were authorized.

The equipment will be used to process primary cobalt ore at a production rate of 800 tons per day at the ICP. Concentrate from the mine will be shipped to the Company's 100% owned hydrometallurgical facility in northern Idaho for processing into high purity, superalloy grade cobalt metal at a design rate of approximately 1,525 tons per year on average over a minimum 10 year mine life.

The Company, in preparation for the receipt of mining and milling components, purchased a 9,600 square foot facility located on a 3 acre lot on the outskirts of Salmon, Idaho. The facility will also act as a staging area for mine employees, as well as an offloading area for mine concentrate for transportation to the Company's hydrometallurgical facility located in northern Idaho.

In addition, the streamlining of administrative procedures was initiated in order to efficiently control and manage the implementation of numerous mine construction contracts and subcontracts associated with engineering and procurement of the Idaho Cobalt Project and the retro-fitting of the hydrometallurgical facility. Such measures include modifications to accounting and document control procedures as well as the implementation of risk management and IT controls.

Essential Metals Corporation ("EMC") – Idaho, USA, Big Creek Hydrometallurgical Complex (the "Complex")

EMC acquired the Complex in 2002 for the purpose of refurbishing the hydrometallurgical facility for cobalt production to meet the refining requirements of the Idaho Cobalt Project. In 2004, management decided to restart the precious metals refining section of the facility, known as the Sunshine Precious Metals Refinery, to help meet increasing North American demand for silver and gold refining. EMC now receives commercial quantities of product from several major customers and is continuing to grow its business.

Silver produced by the refinery is now accepted for good delivery on both the Dubai Multi Commodities Centre and the Dubai Gold and Commodities Exchange.

EMC has been receiving silver doré from Mexico through a major silver producer, high grade silver products from silver users, mints, pre - 1965 silver US coins from other refiners as well as silver from other sources.

For the year ended February 29, 2008, EMC produced 4,374,610 troy ounces of silver and 7,449 troy ounces of gold. For the year ended February 28, 2007, EMC produced approximately 2,519,419 troy ounces of silver in nominal 1,000 ounce bars and gold production was approximately 1,081 troy ounces.

Additional staffing and training at the refinery served to accommodate the growing refining operations.

In the year ending February 28, 2007 EMC sold a tailings facility for a total of US$4.5 million cash and was conveyed a neighboring 16 acre land parcel well suited for EMC's future needs. The carrying value of the tailings facility included land and equipment costs of US$134,490 and US$135,206 respectively which, along with associated legal fees of US$28,518 resulted in a net gain on the sale of US$4,201,766 (CAD$4,780,371). The tailings facility was only one of the facilities that form a part of the Big Creek Hydrometallurgical Complex which the Company purchased in 2002. EMC operations include the Sunshine Precious Metals Refinery, the SX-EW copper plant; the hydrometallurgical plant, the concentrate loading and unloading facility and the associated land package and buildings. The Company is retrofitting the hydrometallurgical complex in conjunction with the development of its Idaho Cobalt Project in order to refine the cobalt-copper-gold concentrate expected to be produced from the ICP into metal.

During the year ended February 28, 2007, 100% ownership of Essential Metals Corporation was transferred to the parent company's 100% owned U.S. subsidiary, Formation Capital Corporation, U.S., in order to streamline the Companies as they become operationally connected with cobalt mining activities and Hydromet cobalt refining. This will also assist in reducing administrative processes with common human resources, health insurance, workman's compensation, equipment sharing and reporting.

Black Pine – Idaho, USA

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho. An option agreement effective until the year 2014 to share on a 50/50 basis with the optionor any payments received from a joint venture partner.

Badger Basin – Idaho, USA

Through staking, the Company has a 100% interest in certain mineral claims located in Lemhi County, Idaho.

Morning Glory – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi County, Idaho. The Company also has a 100% lease option on certain additional mineral claims located in the same area. A total of US$45,900 (2007 - US$42,900) has been paid to date to the optionor. To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

Wallace Creek – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi County, Idaho. The Company also has a 100% lease option on certain additional mineral claims located in the same area. To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

El Milagro – Mexico

The Company entered into a purchase option agreement in 1998 that was completed at year end February 28, 2003. The Company now has a 100% interest in the property. During the year ended February 28, 2007 the Ana Maria claim block of the Milagro property was expanded to cover prospective adjoining ground and negotiations to acquire claims central to the area covering the northern extension of the Ana Maria vein are ongoing. These additional claims are subject to final registration by the Mexican Government. Also, Eagle Mapping Services of Vancouver, B.C. was contracted and are interpreting airborne photometric survey data recently obtained on the property for the purpose of attaining additional exploration data. This data will be used in the development of a comprehensive exploration program with the goal of defining drill targets for further exploration.

Flin Flon – Saskatchewan, Canada

The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan. During the year ended February 28, 2005 the Company recognized an impairment and wrote off the costs associated with these claims.

Queen of the Hills – Idaho, USA

The Company holds a lease option to purchase 100% of certain mineral claims located in Lemhi County, Idaho. A total of US$25,200 (2007 - US$23,800) has been paid to date to the optionor. Total purchase price of US$1,000,000 including advance payments must be made to exercise the option.

Compass Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee. During the year ended February 28, 2006 the Company received notice that the optionee was dropping its option. The Company now owns the property 100% and has completed a helicopter-borne aeroTEM IV electromagnetic and magnetometer survey.

Kernaghan Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totaling $1,000,000 (deemed completed). The 2008 work program was budgeted for $430,000 with actual expenditures coming in at approximately $30,000. The Company has been notified that the drill program was not carried out as outlined, as the availability of certain equipment and other conditions did not allow for commencement of the drilling operation. The 2009 work program approved at $205,000 is designed to complete ground definition of the conductor system, especially the western extent in preparation of a drilling program scheduled for the following year.

Virgin River – Saskatchewan, Canada

In the year ended February 28, 1999, the Company entered into a joint exploration agreement with UEM Inc. UEM Inc. is a corporation owned 50% by Cameco and 50% by Areva on the Virgin River project located in the Athabasca Basin of northern Saskatchewan. Cameco is the operator of the project.

The Company's wholly owned subsidiary, Coronation Mines Ltd owns 2% of the project with the first right of offer to acquire up to 10% of the project and has been carried through to $10.0 million worth of exploration and development, with approximately $16 million having been spent on the project to date. Approximately $3.3 million was spent on the recently completed 2007 drill program that was designed to follow up on the 2004 - 2006 drill results from the Centennial Zone that returned high-grade uranium mineralization. Examples of such high-grade mineralization include 12.68% U_3O_8 over 10.3 metres, 2.48% U_3O_8 over 18.3 metres, 5.83% U_3O_8 over 6.4 m and 13.86% U_3O_8 over 2.5 m. The Company has been advised that it has reached its carried interest amount of $10.0 million during this drill season and is now responsible for 2% of all future exploration expenditures.

Summary results from the previous Virgin River Drill Programs are as follows:

Drill Hole	From (m)	To (m)	True Thickness (m)	Maximum Grade (%U3O8)	Average Grade (%U3O8)	GT (m*%)
DDH VR-18	789.1	795.5	6.4	18.00	5.79	37.02
DDH VR-18W2	791.5	795.4	3.9	25.60	8.39	32.75
DDH VR-19	791.9	795.6	3.7	10.65	3.64	13.44
DDH VR-21	797.5	802.2	4.7	2.59	0.92	4.32

(Table continued on next page)

Summary results from the previous Virgin River Drill Programs (cont):

DDH VR-21W1	798.6	804.4	5.8	22.45	2.93	17.00
DDH VR-022	778.7	794.2	15.5	2.81	0.706	10.94
(includes)	778.7	782.9	4.2	2.81	1.078	4.53
(includes)	779.6	781.9	2.3	2.81	1.852	4.26
(includes)	788.3	789.6	1.3	2.63	1.449	1.88
DDH VR-22W2	781.0	800.2	19.2	18.30	2.480	47.62
(includes)	788.8	794.1	5.3	18.30	5.352	28.37
(includes)	795.5	797.8	2.3	11.40	6.269	14.42
DDH VR-023	811.0	814.8	3.9	3.18	0.782	3.05
(includes)	812.5	813.2	0.8	3.18	2.989	2.39
DDH VR-024	820.3	827.5	7.2	6.72	2.630	18.94
(includes)	821.3	826.5	5.2	6.72	3.629	18.87
DDH VR-026	738.2	743.3	5.1	0.60	0.254	1.30
(includes)	740.2	743.3	3.1	0.60	0.362	1.12
DDH VR-027	800.9	816.6	15.7	2.98	0.692	10.86
(includes)	812.6	815.5	2.9	2.98	1.920	5.57
DDH VR-027W1	808.0	818.8	10.8	9.47	2.191	23.66
(includes)	811.8	818.1	6.3	9.47	3.188	20.08
(includes)	816.2	818.1	1.9	9.47	5.444	10.34
DDH VR-027W2	805.7	819.9	14.2	51.900	9.329	132.46
(includes)	809.6	819.9	10.3	51.900	12.683	130.63
DDH VR-029	797.0	799.5	2.5	1.740	0.814	2.04
(includes)	797.0	797.5	0.5	1.740	1.740	0.87
DDH VR-029W1	797.5	802.0	4.5	38.200	10.355	46.60
(includes)	798.0	802.0	4.0	38.200	11.569	46.28

Exploration results indicate excellent uranium exploration potential is demonstrated in the Centennial Zone. According to the project operator, the uranium intersections obtained in the Centennial Zone are the most significant ever encountered along the entire Dufferin / Virgin River Trend in more than 25 years of exploration. Cameco, the project operator, has indicated they are exploring for a McArthur River style uranium deposit, and are very encouraged with past drilling results.

The 2007 drill programs were designed to follow up on the Centennial Zone mineralization first intersected during the 2004 program, test the zone's strike extent and grade, and evaluate the importance of a known graphitic conductor located to the east of the mineralization, known as the C conductor. To date, over $16 million has been spent on the project exploring for a large unconformity-type deposit that has resulted in the discovery of the Centennial Zone.

The Joint Venture approved a budget of $5.5 million for 2008 to continue exploration of the project, an increase of 67% over last year's budget.

The proposed 2008 program will consist of approximately 10 pilot holes and 10-12 wedge or off-cut holes totaling 11,000 to 13,000 m. A second drill has been mobilized to the project via helicopter. Conventional wedging and/or navigational drilling will be used to increase targeting precision during the summer program. Drilling will focus on tightening drill fence spacing to 50 m, as well as along strike to the north and south of the Centennial Zone as currently defined.

Other Projects

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan and Manitoba.

Financial Overview

Our results of operations, financial position and sources and uses of cash in the current and future periods reflect management's focus on the following key areas:

- Capital Allocation – Capital spending has been, and will continue to be directed toward the creation of an integrated mining, production, refining and marketing operation to service the precious metals refining industry and the world's growing cobalt market.
- Raising Capital – The financial statements reflect the emphasis of management on sourcing the cash resources to fund our operating and investing activities and to eliminate debt.

Management maintains a system of internal controls to assure that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

In Management's view, given the nature of the Company's business and stage of development, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The following is a summary of the results of the Company's operations and activities for its last completed financial periods.

Selected Annual Information:

	2008	%	2007	%	2006
Revenues	$ 7,483,870	-1%	$ 7,584,650	-10%	$ 8,441,165
Cost of revenue	6,208,738	-7%	6,660,326	-22%	8,503,763
Margin	1,275,132	38%	924,324	1577%	(62,598)
Stock based compensation	$ 2,867,123	383%	$ 593,500	-21%	$ 752,200
Foreign Exchange loss (gain)	772,284	-547%	(172,795)	-193%	185,654
Depreciation	387,425	-29%	542,725	55%	350,793
All other General & Adm expenses	1,526,444	21%	1,260,139	13%	1,114,331
Net income (loss)	$ (3,691,579)	-203%	$ 3,573,870	-257%	$ (2,274,329)
Basic and diluted earnings (loss) per share	(0.02)		0.02		(0.01)
Total assets	$ 72,518,083		$ 51,267,274		$ 44,681,835
Total liabilities	$ 2,574,708		$ 1,053,083		$ 1,169,843
Cash dividends declared per-share for each class of share	nil		nil		nil

Results of Operations February 29, 2008 and February 28, 2007

The consolidated (loss) for the year ended February 29, 2008 was ($3,691,579) or ($0.02) per share compared with income of $3,573,870 or $0.02 per share for the year ended February 28, 2007. The primary reason for the 2008 loss was the non-cash stock-based compensation charge during the period of $2,867,123 and foreign exchange losses of $772,284 for the year ended February 29, 2008 compared to a $593,500 stock based compensation charge and foreign exchange gain of $172,795 for the year ended February 28, 2007. In addition, in 2007 we recorded a gain on the sale of the tailings pond, which contributed $4,780,371 to net income.

The refinery processes silver from various sources such as silver doré from Mexican mining operations (approximately 50% of the total feed) through a contract with a major silver producer, from high grade silver recyclables, from pre-1965 silver US coins and from silver from other refiners. The revenues and operating margins of the Sunshine Precious Metals Refinery are expected to increase as the refinery continues to expand and optimize operations. General and administrative costs are expected to increase as the Company continues to grow as it obtains mine permits, prepares for construction and production on the Idaho Cobalt Project and continues to operate the Refinery along with other satellite property development efforts.

Results of Operations February 28, 2007 and February 28, 2006

The consolidated income for the year ended February 28, 2007, was $3,573,870 or $0.02 per share compared with a loss of $2,274,329 or ($0.01) per share for February 28, 2006. The net income consists of net operating income from the Sunshine Precious Metals Refinery of $924,324 and other income of $4,873,115 which includes the $4,780,371 gain recorded on the sale of the tailings facility held by Essential Metals Corporation offset by general and administrative costs of $2,223,569. The operating income of the Sunshine Precious Metals Refinery is expected to increase as the refinery continues to expand and optimize operations. General and administrative costs are expected to remain stable or increase as the Company continues its efforts to obtain permits for the Idaho Cobalt Project and continues to operate the Refinery along with other property development efforts. The other income on the sale of the tailings facility and corresponding gain were recognized in the quarter that they were received.

Revenues and Cost of Revenues February 29, 2008 and February 28, 2007

Revenues for the year ended February 29, 2008 were $7,483,870 compared to $7,584,650 in the year ended February 28, 2007, which consists entirely of refinery sales at the Company's Sunshine Precious Metals Refinery.

Refinery operations for the year ended February 29, 2008 produced approximately 4,374,610 troy ounces of silver in nominal 1,000 ounce bars and 7,449 troy ounces of gold production compared to 2,519,419 troy ounces of silver and 1,081 troy ounces of gold during the year ended February 28, 2007. An increase in our ability to attain credit allowed the Company to process more ounces in 2008 and not gross up revenue as a result of taking ownership of product and then reselling through our inventory. The Company recognizing revenue as a result of processing fees along with also recognizing revenue as a result of purchasing specific product and placing into inventory and then reselling out of inventory.

Cost of Revenues for the year ended February 29, 2008 were $6,208,738 compared to $6,660,326 in the year ended February 28, 2007. Cost of Revenues consist of costs of acquiring the unprocessed ore in situations where customers require us to take ownership of the precious metals and other direct operating costs and allocated overheads. The operating margin was $1,275,132 for the year ended February 29, 2008 as compared to margin of $924,324 for the year ended February 28, 2007. This improvement is a result of expanding silver refining operations offset by increased staffing and training. Net operating margins are expected to increase as the refinery continues to expand and optimize operations.

The Company expects its precious metals refining revenues to continue to increase both in throughput and margin as the operations continue to increase productivity and optimize operations.

Revenues and Cost of Revenues February 28, 2007 and February 28, 2006

Revenues for the year ended February 28, 2007 were $7,584,650 compared to $8,441,165 in the year ended February 28, 2006, which consist entirely of refinery sales at the Company's Sunshine Precious Metals Refinery.

Refinery operations produced approximately 2,519,419 troy ounces of silver in nominal 1,000 ounce bars and gold production was approximately 1,081 troy ounces during the year ended February 28, 2007. Cost of Revenues for the year ended February 28, 2007 were $6,660,326 compared to $8,503,763 in the year ended February 28, 2006.

Cost of Revenues consist of costs of acquiring the unprocessed ore in situations where customers require us to take ownership of the precious metals and other direct operating costs and allocated overheads. The net operating income was $924,324 for the year ended February 28, 2007 as compared to a loss of $62,598 for the year ended February 28, 2006. Net operating losses are expected to decrease as the refinery continues to expand and optimize operations.

General and Administrative Expenses February 29, 2008 and February 28, 2007

General and administrative expenses totaled $5,553,276 for the year ended February 29, 2008; this represents a significant increase from the prior year end of $2,223,569. This increase of $3,329,707 consisted primarily of a stock based compensation charge $2,867,123 and foreign exchange loss of $772,284 in the year ended February 29, 2008 compared to a $593,500 in stock-based compensation charges and foreign exchange gain of $172,795 in the year ended February 28, 2007. This $945,079 unfavorable fluctuation in exchange gains, along with slight increases in accounting and audit, administration, advertising and promotion, management fees, office, listing and filing fees and shareholder information was offset by decreases in bank charges, legal fees and depreciation expenses.

The Company transacts business and holds assets and liabilities in US dollars. Fluctuations in the US dollar exchange rate against the Canadian dollar between the date of a transaction and the settlement date will result in either gains or losses on foreign exchange which are included in the results of operations.

Such fluctuations resulted in a foreign exchange loss of $772,284 during the year ended February 29, 2008 compared to a gain of $172,795 in the year ended February 28, 2007, primarily relating to the strengthening Canadian dollar versus the US dollar over the period.

Other income of $632,723 was recorded for the year ended February 29, 2008, down from $4,873,115 for the year ended February 28, 2007. The decrease is related to the sale of the tailing pond which netted $4,780,371 in 2007.

General and Administrative Expenses February 28, 2007 and February 28, 2006

General and administrative expenses totaled $2,223,569 for the year ended February 28, 2007. This represents a decrease of 7% from the prior year end of $2,402,978. This decrease of $179,409 consisted primarily of a foreign exchange gain of $172,795 in the year ended February 28, 2007 compared to a foreign exchange loss of $185,654 in the year ended February 28, 2006. This $358,449 favorable fluctuation in exchange gains, along with decreased legal fees of $36,398 and decreased listing and filing fees of $35,273 were offset by increased administration costs and depreciation expenses primarily associated with operating the refinery operations of $114,848 and $191,932, respectively. In addition, there were increased financing costs of $46,712, increased office expenses of $27,937 and increased promotional activities of $40,530 primarily resulting from the warrant financing and other administrative activities during the year.

The Company transacts business and holds assets and liabilities in US dollars. Fluctuations in the US dollar exchange rate against the Canadian dollar between the date of a transaction and the settlement date will result in either gains or losses on foreign exchange which are included within the results of operations. Such fluctuations resulted in foreign exchange gain of $172,795 during the period ended February 28, 2007 compared to a loss of $185,654 in the period ended February 28, 2006, primarily relates to a strengthening Canadian dollar versus the US dollar over the year and in particular, with a favourable exchange gain associated with the timing of the tailings pond sale.

There was a reduction in non-cash stock based compensation during the year to $593,500 at February 28, 2007 compared to $752,200 during the year ended February 28, 2006.

Other income of $4,873,115 was recorded for the fiscal year ended February 28, 2007, up from $191,247 for the twelve month period ended February 28, 2006. The increase is related to the gain on sale of the tailings facility of $4,780,371. Interest income decreased to $92,744 compared to $191,247 for the previous twelve months ended February 28, 2006 due to smaller cash balances on deposit.

Capital Resources and Liquidity February 29, 2008 and February 28, 2007

The Company's working capital as at February 29, 2008 was $17,400,179 compared with $7,975,630 at February 28, 2007. The increase is mainly attributed to the issuance of 26,666,666 units, comprised of one common share and one-half of one transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $1.00 per share until November 17, 2008, subject to the Company's right to accelerate the expiry date, for gross proceeds of $20,000,000. The Company also issued 250,000 units comprised of one common flow through share and one half of one non transferable share purchase warrant entitling the holder to purchase one additional share at a price of $0.75 per share until June 18, 2009 for gross proceeds of $150,000. The exercise of share purchase warrants and stock options also added to the working capital, which was offset by spending on the permitting and feasibility for the Idaho Cobalt project.

During the year ended February 29, 2008 the Company also received $1,490,142 on exercise of 3,721,555 share purchase warrants and issued 1,640,306 common shares for gross proceeds of $504,800 on the exercise of stock options.

Mineral property cash expenditures, net of associated payables for the year ended February 29, 2008 were $9,138,571 compared to $4,565,396 during the year ended February 28, 2007 representing an increase of $4,573,175.

For the year ended February 29, 2008 the Idaho Cobalt Project expenditures were $9,673,601 a significant increase from $4,680,917 expended during the corresponding year end of February 28, 2007. Expenditures on property, plant and equipment were $790,435 during the year ended February 29, 2008 compared to $262,725 during the year ended February 28, 2007 with the increase attributable to the purchase of a building and land for a staging area in Salmon, Idaho and upgrades at the Big Creek Hydrometallurgical Complex.

Precious metal inventory was $5,035,741 at February 29, 2008 compared to $3,087,744 at February 28, 2007 and consists of silver and gold held either at the Big Creek Hydrometallurgical Complex or in pooling accounts with financial institutions, which allow the Company to purchase precious metals without actually taking delivery.

The prepaid expenses and deposits were significantly higher at February 29, 2008 compared to February 28, 2007 with EIS contractors and mine equipment manufacturers holding deposits.

Accounts payable are significantly higher commensurate with Company activity that included ongoing permitting activities and more specifically the detailed engineering for the concentrator and production facility.

The $86,855 in accounts receivable is comprised of interest receivable from short term bank deposits and refundable goods and services tax. As at February 29, 2008 there were 203,873,133 outstanding common shares, 13,750,000 outstanding stock options and 15,384,866 share purchase warrants outstanding. As at May 14, 2008 there were 203,873,133 outstanding common shares, 13,450,000 outstanding stock options and 15,384,866 share purchase warrants outstanding.

Capital Resources and Liquidity February 28, 2007 and February 28, 2006

The Company's working capital as at February 28, 2007 was $7,975,630 compared with $5,357,817 at February 28, 2006. The increase is mainly attributed to sale of the tailings pond and the exercise of share purchase warrants, stock options and a flow-through share financing offset by spending on the permitting and feasibility for the Idaho Cobalt project.

During the year ended February 28, 2007 the Company received $2,053,479 on exercise of 6,309,503 share purchase warrants and issued 2,528,085 common shares for gross proceeds of $382,500 on the exercise of stock options.

During the year ended February 28, 2006 the Company received $916,751 on exercise of 2,626,525 share purchase warrants and issued 543,435 common shares for gross proceeds of $87,515 on the exercise of stock options.

Mineral property cash expenditures for the year ended February 28, 2007 were $4,565,396 compared to $8,088,406 during the year ended February 28, 2006 representing a decrease of $3,523,010 over the year ended February 28, 2006. With much of the permitting costs now in the administrative and document preparation stages and with all drilling having been completed in 2006, there was less expenditure on the Idaho Cobalt Project.

The most significant expenditures were made on the Idaho Cobalt Project with a total of $4,680,917 expended on permitting, and feasibility during the period compared to $7,988,902 for the previous period. Expenditures on capital assets (property, plant & equipment) were $262,725 compared to $558,550 with the bulk of the expenditures attributable to the work on the Big Creek Hydrometallurgical Complex and associated precious metals refinery during the year ended February 28, 2006.

The precious metals inventory valued at the lower of cost or net realizable value is $3,087,744 and consists of silver and gold held either at the Big Creek Hydrometallurgical Complex or in pooling accounts with financial institutions which allow the Company to purchase precious metals without actually taking delivery. The prepaid expenses and deposits were slightly lower than at the previous year end with the metallurgical testing and EIS contractors holding deposits, offset by certain feasibility study contractors and associated drilling contracts returning deposits. A reclamation deposit associated with the sale of the tailings pond was also refunded in the purchase agreement.

Accounts payable are lower commensurate with Company activity that included conducting permitting and mine feasibility work with the bulk of the field work and drilling completed in the previous year. The $41,119 in accounts receivable is comprised of interest receivable from short term bank deposits and refundable goods and services tax (GST).

As at February 28, 2007 there were 171,594,606 outstanding common shares, 8,845,000 outstanding stock options and 3,909,055 share purchase warrants outstanding and exercisable. As at February 28, 2006 there were 162,382,018 outstanding common shares, 8,510,000 outstanding stock options and 38,430,812 share purchase warrants outstanding.

Selected Quarterly Financial Information in thousands (000's)

For the quarter ended 2008/2007	February 29	November 30	August 31	May 31
Revenues	4,922	1,994	397	171
G&A expenses	(895)	(1,673)	(2,253)	(732)
Net income (loss)	183	(1,167)	(2,049)	(659)
Loss per share	(0.00)	(0.01)	(0.01)	(0.00)
Total assets	72,518	72,073	71,271	70,975
Total liabilities	(2,575)	(2,742)	(1,817)	(1,284)

For the quarter ended 2007/2006	February 28	November 30	August 31	May 31
Revenues	3,707	2,179	207	1,462
G&A expenses	(1,245)	(352)	(367)	(388)
Net income (loss)	4,506	(181)	(254)	(497)
Loss per share	0.02	(0.00)	(0.00)	(0.00)
Total assets	51,267	44,846	43,837	44,384
Total liabilities	(1,053)	(577)	(635)	(928)

Fourth Quarter Review

The consolidated income for the three months ended February 29, 2008 was $183,939 or ($0.00) per share compared with income of $4,505,972 or $0.02 per share for February 28, 2007. The income for the three months ended February 29, 2008 consists of net operating margin from the Sunshine Precious Metals Refinery of $1,019,723 and the interest income of $104,871 less expenses principally consisting of general and administrative cost of $894,497compared with February 28, 2007 with a net operating margin from the Sunshine Precious Metals Refinery of $910,002 and general and administration costs of $860,596 offset by other income of $4,456,566 which included the sale of the tailings pond.

Revenues for the three months ended February 29, 2008 were $4,922,357 compared to $3,707,406 in the three months ended February 28, 2007, which consist entirely of refinery sales at the company's Sunshine Precious Metals Refinery. Refinery operations produced approximately 1,483,139 troy ounces of silver and 3,690 troy ounces of gold during the three months ended February 29, 2008 compared to 553,413 troy ounces of silver and 58 troy ounces of gold during the three month period ended February 28, 2007. Cost of Revenues for the three months ended February 29, 2008 were $3,902,634 compared to $2,797,404 in the three month period ended February 28, 2007 for a net operating margin of $1,019,723 compared to net operating margin of $910,002 for the three months ended February 28, 2007.

Revenues for the three months ended February 28, 2007 were $3,707,406 compared to $8,441,165 in the three months ended February 28, 2006, which consist entirely of refinery sales at the company's Sunshine Precious Metals Refinery. Refinery operations produced approximately 553,413 troy ounces of silver and 58 troy ounces of gold during the three months ended February 28, 2007. Cost of Revenues for the three months ended February 28, 2007 were $2,797,404 compared to $8,503,763 in the three month period ended February 28, 2006 for a net operating loss of $62,598 compared to operating income of $910,002 for the three months ended February 28, 2007.

The significant decrease in the revenues was a result of changing from recognizing refining sales principally on a gross basis in 2007 as a result of having to take ownership of the metal because of the Company's limited credit history with customers. Thus far in fiscal 2008, the Company has been successful in acquiring additional credit from clients making it unnecessary for the Company to outlay cash for doré or other refining products in which case the Company only recognizes revenue for the refining services rendered.

General and administrative expenses totaled $860,596 for the three months ended February 28, 2007. This represents a decrease of 42% from the previous corresponding quarter end of $1,470,411. This decrease consisted primarily of the foreign exchange gain associated with the sale of the tailings pond.

During the quarter ended February 28, 2007 there was stock based compensation of $593,500 compared to $550,473 during the quarter ended February 28, 2006 resulting from the issuance of stock options to directors, employees and consultants.

The Company also decreased their mineral property expenditures to $1,033,953 in the quarter ended February 28, 2007 compared to $1,636,656 in the quarter ended February 28, 2006 with increased focus on the development of the Idaho Cobalt project.

Proposed Transactions

None

Off-Balance Sheet Arrangements

None

Contractual Commitments

The Company has certain contractual commitments related to the Idaho Cobalt Project totaling $6,841,346 and, in addition, pursuant to management employment agreements, the Company may be obligated to pay up to $2,773,693 under certain circumstances if certain of those agreements are terminated.

In addition, certain contractual obligations are due within the next four years relating to the office lease and equipment along with the writing of the environmental impact statement and construction commitments for the Idaho Cobalt project.

Derivative Activities

To mitigate the effects of price fluctuations in our inventories the Company undertakes hedging transactions, from time to time, in respect of the price of silver. At the end of the fiscal year February 29, 2008 the Company had a silver forward contract in the amount of 110,000 oz that was settled in full on March 14, 2008. There were two additional silver forward contracts for 50,000 and 100,000 ounces respectively entered into on March 31, 2008 and settled in full on April 04 and April 24, 2008. On May 14, 2008 the Company had no silver forward contracts. There were no outstanding call options related to its silver holdings on February 29, 2009 or May 14, 2008.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are contained in Note 2 to the audited consolidated financial statements for the year ended February 29, 2008. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

Mineral Properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts. These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned. Mineral property costs not directly attributable to specific properties are expensed during the year.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net recoverable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment. Measurement of an impairment loss is based on the fair value of the mineral properties. An impairment in value would be indicated if the assets carrying value exceeds expected future cash flows.

Property, plant and equipment

All costs associated with the purchase, due diligence and start up of the Big Creek Hydrometallurgical Complex are capitalized in the property, plant and equipment account until such time as viable commercial production has been attained. A portion of the Complex, the Sunshine Precious Metals Refinery, commenced commercial production in 2005.

Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of impairment loss is determined as the excess of the carrying value of the property and equipment over their fair value.

Stock-based compensation

Effective March 01, 2004, the Company adopted the new Canadian accounting standard for stock-based compensation, retroactively without restatement of prior periods. The recommendations require the Company to record a compensation expense with a corresponding increase to contributed capital over the vesting period based on the fair value of options granted to employees, contractors, officers and directors. Upon exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. These models require inputs such as volatility, expected life to exercise and interest rates. Changes in any of these inputs could cause a significant change in the expense recorded.

Reserves and resources

The Company engages independent professional consultants to evaluate its mineral resources and reserves. The estimation of resources and reserves involves the application of scientific principals as well as the exercise of educated judgement. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that over time its resource and reserve estimates will be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the interpretation of results of future drilling and exploration activities. Resource and reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion.

In addition, changes in resource and reserve estimates, the price of cobalt, gold, copper or silver and future operating and capital costs can have a significant impact on the impairment assessments of the assets. The resource estimate was prepared in conformance with the requirements set out in the Standards of Disclosure for Mineral Projects defined by National Instrument 43-101, under the direction of Mr. Neil Prenn, P.Eng., a Principal of Mine Development Associates, who is an independent Qualified Person as defined by National Instrument 43-101. These measured and indicated resources were incorporated into the Bankable Feasibility Study.

The proven and probable mineral reserves outlined in the Bankable Feasibility Study are 2,636,200 tons with an average grade of 0.559% cobalt, 0.596% copper and 0.014 oz per ton gold, based on a cut off grade of 0.2% cobalt for a ten year mine life. The inferred resource for the ICP, not a part of this study, is 1,121,600 tons grading 0.585% cobalt, 0.794% copper and 0.017 oz per ton gold as reported in the October 2006 MDA report mentioned above. At present, none of our properties other than ICP have a known body of commercial ore.

Asset Retirement Obligation

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure. The Company's mining, exploration and development activities are subject to various levels of federal, provincial and state law, as well as regulations relating to the protection of the environment, including requirements for closure and reclamation. Management's judgement and independent professional consultants' estimates are considered when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Changes in Accounting Policies

On March 1, 2007, the Company adopted the new accounting standards that were issued by the Canadian Institute of Chartered Accounts (CICA): Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; and Section 3251, Equity.

These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles in Canada.

Under the new standards, all financial instruments are classified into one of five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured either at fair market value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held for trading financial instruments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired at which time the amounts would be recorded in net income.

Upon the adoption of these standards, the Company has classified cash and cash equivalents as held for trading, other receivables as loans and receivables and all financial liabilities as other financial liabilities. The Company enters into hedge transactions in the normal course of its operations but has elected not to use hedge accounting.

As a result, based on Section 3855, "Financial Instruments – Recognition and Measurement", these derivatives are measured at fair value at the end of each period and the gains or losses resulting from remeasurement are recognized in net income as gains or losses in the underlying contracts. The Company's foreign subsidiaries are regarded as being integrated with the parent so there is no recognition of other comprehensive income associated with the translation of the Company's subsidiaries. The adoption of the New Standards did not have a material effect on the Company's financial statements at March 1, 2007 or February 29, 2008. Net loss and comprehensive losses for the year ended February 29, 2008 is $3,691,579.

Recent Canadian GAAP announcements

Section 1535, Capital Disclosures In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the company's objectives, policies and processes for managing capital. These recommendations are effective for the company's interim and annual reporting periods beginning October 1, 2007. The company has not evaluated the impact of this standard on the company's consolidated financial statements.

Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments - Presentation
In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments - Disclosures, and 3863, Financial Instruments - Presentation, which will replace Section 3861, Financial Instruments - Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements and is effective for the company's interim and annual reporting periods beginning October 1, 2007. The company has not evaluated the impact of this standard on the company's consolidated financial statements.

International Financial Reporting Standards

In January 2006, the CICA AcSB adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with IFRS by the end of 2011. The impact of the transition to IFRS on the company's consolidated financial statements has not yet been determined.

Risk Management

The nature of the mining industry involves significant risks. Even with the Company's careful evaluation of its mineral resources using experience and knowledge, this risk may not be completely eliminated. As such, it is impossible to guarantee that current or future exploration programs will establish reserves. The historic qualities of mine ores and market prices of the commodities being explored have been highly volatile. To lessen the exposure to risk, the Company routinely engages numerous, highly qualified independent professional consultants to continually re-evaluate its mineral properties.

Environmental legislation, regulation and actions have significant impact on the industry. The Company cannot predict future policies and interpretations. The mineral industry trend is moving towards higher standards and the Company is continually working towards maintaining or surpassing these standards.

Insurance is very costly in this industry due to unforeseen mining and environmental risks such as cave-ins, fire and flooding. It is not always possible to insure against such risks and the company may decide not to insure as a result of high premiums or other reasons deeming insurance impractical.

Evaluation of Disclosure Controls and Design of Internal Controls Over Financial Reporting

The certifying officers reviewed and evaluated the Company's disclosure controls and procedures. Based on that evaluation, they have concluded that the Company's disclosure controls and procedures are effective in providing them with timely material information relating to the Company.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with GAAP.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company's internal controls and procedures over financial reporting can prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving the Company's stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design of the Company's internal control over financial reporting as of February 29, 2008. There were no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Outlook

In the coming year, the Company expects to focus the majority of its activities on completing the permitting process, secure adequate mine financing and commence construction of the mine. The Company has completed its Bankable Feasibility Study for the Idaho Cobalt Project and has ramped-up the operations at the Sunshine Precious Metals Refinery. We will continue to seek opportunities to form additional exploration joint ventures in order to reduce shareholder risk. As a mineral exploration and development company, the future liquidity of the Company will be affected principally by the level of exploration and development expenditures and by its ability to raise capital in the equity markets. Pending production from the ICP, the ability of the Company to effectively manage the mine and the hydrometallurgical complex will become the primary criterion for profitability. The Company's current cash position will not be sufficient to fund capitalization expenditures for the construction of the mine, mill and retrofitting of the hydrometallurgical complex.

During the year, despite strong and rising cobalt prices, the Company's share price remained relatively stable until the onset of tax loss selling at the beginning of November which lasted through to near the end of December, 2007. Subsequently, the share price rebounded in January 2008 regaining earlier tax loss selling losses. Since that time, despite progress on many fronts, the share price has responded to permitting delays and overall weakening global financial markets and has steadily declined to close to 52 week low levels as at the writing of this report.

Figure 1: Formation Capital Share Price, March 01, 2007 – May 14, 2008


Cdn FCO
Volume
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
2007
2008

Outlook for the Cobalt Market

Outlook for cobalt market is expected to remain strong through 2012 and beyond with demand of all types of cobalt (including treatment of intermediates and recycled scrap) by some market participants being projected to be 90,000 tonnes by 2010 and exceed 100,000 tonnes by 2012. The Cobalt Development Institute (CDI) estimates, from companies that report to them, that consumption of refined cobalt production for 2007 was about 58,000 tonnes, however these estimates do not include production of refined cobalt from companies treating various cobalt-containing intermediate products and scrap who do not report their numbers to the CDI. There is significant potential new cobalt production that could come from the Democratic Republic of Congo (DRC) and nickel laterite projects, however the bulk of this possible production will be in the form of mixed sulfide concentrate, impure cobalt chemicals and low-mid grade metal that will in many cases require additional processing. Very little if any of this potential production is expected to be in the form of high purity cobalt metal. In recent years there has been significant cost pressure in the production of cobalt with CRU Strategies (UK) last year projecting that "long run marginal costs" would soon be exceeding US$14/ lb. Projected increased consumption is due primarily to growing demands in the aerospace, catalyst and rechargeable battery sectors. This is spurred on in large part by the rapid modernization and GDP growth of China and India, utilization of new energy sources and new environmental considerations such as the widespread adoption of hybrid electric vehicles. Figure 2 below outlines cobalt consumption by end use for 2006.

Figure 2: Cobalt Consumption by End Use, 2006:


Hardmetals
11%
Batteries
22%
Catalysts
11%
Pigments
9%
Superalloys
22%
Tyre adhesives, soaps & driers
8%
Magnets
7%
Other
4.5%
Hardfacing & Other Alloys
5.5%

The United States remains the primary consumer of super alloy grade cobalt for the aerospace, prosthetics and land based turbine industries. Apart from U.S. demand, China is projected, by major players in the aerospace industry, to require 2,600 new commercial jet aircraft worth over $280 billion over the next 20 years while India is projected to require over 900 jets worth over $100 billion during the same period. The same aerospace analysts state that global fleet development in 2006 was estimated to be 18,200 units. By 2026 an additional 28,600 new aircraft are expected to be required to replace aging fleet craft (10,400 aircraft) and keep up with new demand (18,600 aircraft).

These jet aircraft require high purity cobalt metal suitable for critical applications in the super alloy sector. Additional high purity cobalt units are expected to be required for the production of land based gas turbines to generate electricity from natural gas, coal bed methane and other sources.

In addition, the demand for cobalt in the rechargeable battery sector has grown between 13% and 26% over the last few years, due primarily to increasing demand for hybrid electric vehicles and rapidly expanding wireless technology growth in first and third world countries.

These factors, coupled with supply problems and long lead times to new projects, shortage of skilled labor and structural building material, coupled with a lack of available power, have driven the price of cobalt up 100% from August 2007 to just below US$50/lb where it sits today. (Figure 3) Future resource nationalization and royalty issues could have an increasing effect on new potential production.

Figure 3: Cobalt Price, US $/lb


60
50
40
30
20
10
0
Price of Cobalt (US$/lb)
COSS
MB High Grade Low
MB Low Grade Low
Apr-07
May-07
Jun-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08

Source: BHP-Billiton

High Purity Cobalt Market

Cobalt used for the production of super alloys for critical applications must be of the highest purity and must meet strict specification requirements in terms of chemical content. Such specifications relate not only to the level of purity but more importantly impose strict maximum levels measured at the parts per million (ppm) levels for specific impurities and other trace elements.

The Company's technical staff and consultants utilizing various reliable industry sources project that the total amount of cobalt metal produced today is approximately 21,000 – 23,000 tonnes. Of this around 8,500 to 9,500 tonnes are suitable for super alloy applications. Of this number, only 5,600 tonnes are suitable for critical applications in the super alloy sector. The super alloy market in 2007 is estimated by various industry experts to be around 13,000 tonnes. These figures indicate that a substantial shortfall exists for cobalt suitable for super alloy applications and is likely to continue into the future. This is the material the ICP is planning on producing. The USA presently consumes almost 60% of all available super alloy cobalt, with the aerospace industry accounting for 75 % of its use worldwide and land based turbines accounting for an additional 15% of world consumption (Figure 4).

Figure 4: Consumption of Super Alloy Cobalt by Region and Industry


By Region
Others 7%
Asia 8%
Europe 27%
USA 58%


By Industry
Tools 2%
Oil & Gas 2%
Automotive 6%
Land-based Turbines 15%
Aerospace 75%

Source: Roskill

Vale and Xstrata account for approximately 90% of present production of high purity cobalt, with some industry analysts reporting that Glencore (controlling shareholder in Xstrata) now controls up to 40% of all global cobalt units (including all grades). Xstrata is reporting lower production quantities, likely due to reduced availability of feed, while consumption of high purity cobalt continues to increase.

Although there are various potential new entrants to the cobalt market, most will likely be supplying intermediate concentrate, impure cobalt chemicals or low-mid grade metal. There likely will be few, if any, high purity cobalt market entrants, aside from Formation Capital Corporation.

In addition, while Formation Capital owns the Big Creek Hydrometallurgical Complex that should produce high purity cobalt metal, other potential producers would face building expensive new refineries with considerable risk to that of modifying an existing one. It is estimated that modifying an existing refinery is 1/3 to 1/2 the cost of building a new facility and in fact there are few, if any, existing refineries available for retrofitting. A new refinery would also face many potential commissioning problems including not meeting design capacity.

Factors Affecting New Production:

Numerous factors affecting new production and future production forecasts are generally related to the location of proposed new mines and their geo-political situation, world financial markets, the rising cost of materials and increasingly stringent regulatory and environmental requirements. These include:

- DRC mining contract reviews / changes
- New DRC value added policy
- Power problems in DRC
- Shortage of skilled manpower and specialized equipment
- Country risk and resources nationalization issues have increased
- China's new investments in DRC may have negative impact on western companies
- Significant new taxes and royalties being brought in or suggested in many countries
- Credit market concerns
- US weakening dollar and associated rise in other countries
- Capitalization cost increases to place new mines into production – leading to delay or cancellations
- Rapidly rising long run marginal industry costs
- Costs to permit and construct new refineries rising and few new refineries planned
- Significant increases in freight, labor, acid costs etc
- Imports to China of raw cobalt ore and concentrates in 2006 of around 26,000 tonnes from less than 3,000 tonnes in 2001. This came mostly from the DRC and has now been banned by the DRC Government and needs to be replaced
- Nickel market close to balance, abundant pig iron inventory, more production of low nickel stainless steel (may impact rate of new nickel laterite production)
- There are both technical and commercial barriers for supply of high purity cobalt for super alloy applications, especially critical applications
- New social and environmental requirements with associated costs
- Usually requires vertical integration from mining to refining to produce high purity cobalt metal

Production

Not a great deal has changed with regards to the cobalt production profile over the last few years as production is mainly derived as a co-product of the mining and processing of copper and nickel ores, but advances in hydrometallurgical extraction techniques and improved prices have seen the development of more primary cobalt projects. The one exception being the vast amounts of raw cobalt units imported into china from the DRC, which are all based on cobalt economics.

The breakdown of refined cobalt production sources is as follows: Nickel Industry: 48%, Copper Industry & Other: 37% Primary Cobalt Operations: 15%

Recovery from secondary sources of cobalt can occur through the introduction of the recycled material and recent rises in cobalt prices mean there has been more of this type of recovery. The final products can be cathodes, powders, oxides, salts or solutions.

The table below outlines CDI members published production figures from 2001 through 2007:

CDI Members Refined Cobalt Production (Tonnes)							
Member Companies	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
BHPB Australia	1818	1863	1800	1900	1400	1600	1800
CTT, Morocco	1200	1354	1431	1593	1613	1405	1591
Eramet, France	199	176	181	199	280	256	305
ICCI, Canada	2943	3065	3141	3225	3391	3312	3573
Norilsk, Russia	4600	4200	4654	4524	4748	4759	3587
OMG, Finland	8100	8200	7990	7893	8170	8580	9100
Sumitomo, Japan	350	354	379	429	471	920	1084
Umicore, Belgium[2]	1090	1135	1704	2947	3298	2840	2825
Vale Inco, Canada	1450	1480	1000	1562	1563	1711	2031
Xstrata (Norway)	3314	3993	4556	4670	5021	4927	3939
Zambia[1]	2789	4344	4570	3769	3648	3227	2635
Total:	**27,853**	**30,164**	**31,406**	**32,711**	**33,603**	**33,537**	**32,470**
(1) Chambishi Metals. (2) Includes Umicore's Chinese Production							

Other refined cobalt production from non-CDI members is listed below in the following table:

Other Refined Cobalt Production / Availability (Tonnes)							
Non-Member Companies	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Bulong	203	200	0	0	0	0	0
China[3]	1470	1842	4576	8000	12700	12700	13245
Gecamines, DRC	3199	2149	1200	735	600	550	606
India	250	270	255	545	1220	1184	980
Kasese,Uganda	634	450	0	457	638	674	698
Minara, Australia	1452	1838	2039	1979	1750	2096	1884
Mopani Copper, Zambia[5]	1876	1800	2050	2022	1774	1438	1800
South Africa[4]	252	256	285	300	214	257	275
Votorantim, Brazil	889	960	1097	1155	1136	902	1148
CIS	0	0	0	0	0	0	0
Total:	**10225**	**9765**	**11502**	**15193**	**20032**	**19801**	**20636**
Other Sources of Supply							
DLA Deliveries	1896	1284	1987	1632	1199	294	617
Other Stockpile Releases	0	0	0	0	0	0	0
Non-Members Total	**12121**	**11049**	**13489**	**16825**	**21231**	**20095**	**21253**
(3) Excludes Umicore Production, (4) estimate for Nov & Dec (5) estimate for 2007							

Total refined cobalt available (CDI and non CDI members) is as follows:

Total Refined Cobalt Availability (Tonnes)							
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
CDI Members	27853	30164	31406	32711	33603	33537	32470
Others	12121	11049	13489	16825	21231	20095	21253
Total:	**39974**	**41213**	**44895**	**49536**	**54834**	**53632**	**53723**

According to the CDI, in the past 7 years refined cobalt production had been growing at an average rate of 2,725 tpy and in the past 4 years this had increased to an average of 3,230 tpy, mainly as a result of the phenomenal increase in Chinese output since 2003.. China has mostly utilized raw ore and intermediate materials imported from the DRC. This increasing output went mainly into quenching a huge increase in Chinese demand as that market moved into industrial overdrive. From 2000 to 2006 China managed to increase its own production of refined, lower grade, cobalt ten-fold from 1,200 tonnes to 12,700 tonnes largely through the import of raw material from DRC and other locations. China retains a large capacity to produce lower grade refined cobalt, but lacks the raw material supply.

At the same time there has also been a continuous rundown in strategic stockpiles over the years, to the extent that the US Defense Logistics Agency (DLA) now holds less than 1,000 tonnes and whatever might exist in the Russian Stockpile. There is certainly considerably less than there was. Little if any cobalt is apparent in other stockpiles. Couple this with the restriction on the export of unprocessed raw material from the DRC and Norilsk's agreement to sell their cobalt units to OMG Group and it is understandable why cobalt prices have increased.

It was also apparent from the CDI statistics that the availability of refined cobalt in 2006 was about 1,000 tonnes below the level for 2005 at around 54,000 tonnes, and this was the first time such a development had occurred since 1994. This was largely the result of constrained availability of ores and concentrates from the DRC.

Recent strikes and technical problems at mines in Zambia and Canada combined with problems at Xstrata's refinery, in Norway, could also impact on current cobalt production. Increased nickel mining activity and the processing of intermediate cobalt as raw material along with past stocks in China during the first half of 2007 could have compensated for the reduced imports of cobalt ores and concentrates from the DRC. In June of 2007, imports from DRC were down about 28% compared with the same period in 2006. It is considerably unlikely that China will be able to utilize raw material stocks for an extended period so production of refined cobalt in this market is likely to remain similar, or lower, to 2007 levels by the end of the year. For other producers the picture is more mixed.

Consumption:

Cobalt demand has grown at a compound annual rate of about 6.6% for the past 10 years (according to the CRU) and at significantly higher rates in the more recent years as a result of the increased demand for chemicals in China, mainly for rechargeable batteries. According to Roskills, the growth in battery consumption was 26% last year, catalyst consumption increased by 13% and magnets by 2%, almost exclusively driven by China. A significant increase in the production of batteries for hybrid electric vehicles is presently predicted because of new environmental concerns and the present high cost of gasoline.

Superalloy consumption remains strong as a result of increasing demand for passenger airliners, defense procurement and turbines for gas fired power stations. The USA remains the largest market for superalloys, accounting for some 58% of consumption.

The use of cobalt in catalysts is becoming more important and growing where it has uses in industrial applications for textiles. In addition, the increased use of cobalt in the oil industry as a catalyst for refining and hydrotreating in Gas to Liquid (GTL) and possibly Coal to Liquids (CTL) projects is also growing.

2008 and Beyond:

The published production predictions don't take into account the practical implications of what is to be achieved, considering the factors that affect future production outlined earlier. Some projects will proceed as planned and predicted, while many others will fall victim to escalating costs, lack of infrastructure and other previously mentioned concerns that will delay or shelve them all together.

In addition, unpublished consumption, for example China's previous consumption of heterogenite ore from the DRC, which has since been curtailed by recent DRC government legislation, also adds to market imbalance.

Future Demand:

Cobalt demand has been growing at a compound rate of some 6.6% since 1996 and looking ahead there may be some industrial slow down, but continued growth is expected. Figure 5 below outlines demand expectation for cobalt.

Figure 5: Expected cobalt consumption versus production through 2012


120000
100000
80000
60000
40000
20000
0
2005
2006
2007
2008
2009
2010
2011
2012
Consumption
Production

(after DeBeer, 2005, 2007)

Chemicals:
Strong demand is anticipated for rechargeable batteries for wireless devises and hybrid and electric vehicles as environmental standards grow tighter. A 12% growth forecast is predicted by industry analysts, largely driven by China and Asia growing economies.

Superalloys:

There is strong demand for civilian and military aircraft together with firm demand for gas turbines for electrical power generation. There is also an increase in demand for diesel, turbo, and supercharged engines. A growth of about 5% per year is likely in this sector according to the CDI.

Similar growth in other sectors is expected in hardmetals, magnets, pigments, catalysts in the oil industry, driers, soaps and tire adhesives. In addition, the development of GTL/CTL projects could add significant demand to cobalt production over the next several years.

Future Production:

There is a positive outlook for cobalt demand right across the end-use spectrum, and continued growth is expected to be seen particularly in batteries, catalysts, super alloys and magnets as China and India continues their industrial development. Current refined production tracked by the CDI is about 54,000 tonnes, slightly less than what was produced in 2005, and CDI forecasts a rate of consumption that could reach 65,000 tonnes in the next 3 or 4 years.

These figures do not include production of refined cobalt from companies treating various cobalt containing intermediate products and scrap or those who do not report their numbers. It is apparent from using either industry analyst or CDI figures that a significant forecast shortfall is likely to occur and needs to be made up with new production.

The bulk of potential new production is predicted to come from a number of projects in the DRC. The main bulk of production has now been predicted to come online during 2010/11, that is, as previously discussed, if production plans can remain on schedule.

The CDI reports that the Vale's nickel projects of Goro in New Caledonia and Onca Puma in Brazil are also slated to begin their nickel production by the end of 2008/2009 which could also contribute some cobalt units. Vale's Vermelho nickel/cobalt project in Brazil is into the implementation phase and could produce some cobalt when operational.

According to the CDI the Americas may contribute some 15%, as well Australasia and Asia are forecast to provide around 5% of the projected new production.

Of all the new projects, it is Africa which could contribute by far the largest proportion at about 65%, mainly from the DRC. Thus, the bulk of future production should be the most heavily discounted and adds great uncertainty to future production estimates.

Conclusion

Cobalt consumption has undergone a long period of sustained growth since the beginning of the new millennium and this growth looks set to continue.

However, given the continuing robust demand and that availability of raw material may be constrained before projects come on stream, it is possible that there could be a period of volatility apparent in the market during the short-term.

With increasing external costs associated with mining, such as energy, labor (including availability and skills), structural material costs, increased borrowing costs etc, together with distended lead times for critical parts and equipment, it is highly likely that many capital and operating costs will need to be revised upward, projects will take longer to bring on stream and marginal costs of production could well be squeezed going forwards. Resource nationalism issues and threatened new royalties from many different cobalt producing countries may also have significant impact on future developments.

The medium term outlook for the cobalt market remains positive and provided that global industrial development maintains its growth momentum (largely influenced by China/Asia), then the longer term for cobalt would appear favorable.

Additional Information

More information can be found on the Company's website www.formcap.com under Investor Info→Cobalt News.

As we move forward on the EIS and eventual Record of Decision, the Company will require mine construction financing in an amount consistent with the capital expenditure requirements described in the Bankable Feasibility Study.

The Company has moved closer to its goal of becoming America's sole integrated cobalt miner and refiner and has achieved its goal of becoming a precious metals bullion producer. Currently, the Company is processing various customers' material at the refinery and is in continuing discussions regarding the processing of additional material.

At period end the Company had working capital of over $17.40 million. The Company's ability to conduct its future operations, including the acquisition, permitting, exploration, and development of mineral properties, is currently based on its ability to raise funds from equity sources.

The completion of the Bankable Feasibility Study and advancements in permitting of the Company's 100% Idaho Cobalt Project, will allow the Company to continue to grow stronger, mitigate risk and increase shareholder value.

In June 2005 the Company sought judicial approval for access across the Blackbird Mine site in response to a letter from the Blackbird Mine Site Group addressed to the US Department of Agriculture wherein it had stated it "has not given Formation permission to access [the Idaho Cobalt Project through] the Blackbird Mine site for the construction of the exploration decline." Judicial approval was received for limited (exploration) access only.

The Company is in the process of acquiring permanent access through negotiation with the owner and has initiated legal proceedings to obtain this access.

As a result of these ongoing proceedings, a District Judge has issued an order, stating among other things, that once the permit(s) authorizing development of the mine is/are presented to the court, the court will enter the appropriate order.

Additional information is provided in the Company's audited consolidated financial statements for the years ended February 29, 2008, February 28, 2007 and prior years. Information Circulars and Annual Information Forms are also available at www.sedar.com.

This Management Discussion and Analysis contains several forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Management's analysis only as of the date hereof. Readers should be aware the Company is under no obligation to publicly release the results of any revision to these forward-looking statements, which may not reflect circumstances, or occurrences of unanticipated events after the date of this document.

Mari-Ann Green
Chairman, CEO

J. Paul Farquharson
CFO

END

May 14, 2008